Helena Lee
Assistant General Counsel
Direct Line: (310) 772-6259
Fax: (310) 772-6569
E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

April 12, 2016

Kathryn Sabo

Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:             Variable Separate Account (“Registrant”)

American General Life Insurance Company (“AGL” or “Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Platinum III Variable Annuity

File Nos. 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“USL” or “Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Platinum III Variable Annuity

File Nos. 333-178841 and 811-08810

VALIC Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“VALIC” or “Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Platinum Elite Variable Annuity

File Nos. 333-201800 and 811-03240

Dear Ms. Sabo:

Thank you for your additional comments provided on April 7, 2016, regarding the Post-Effective Amendments to the Registration Statements on Form N-4 filed pursuant to Rule 485(a) on February 12, 2016, as referenced above. As discussed, we have revised the living benefit feature previously called “Polaris Income Plus [New Feature]” to “Polaris Income Plus Daily.” All references and disclosure related to “[quarterly]” with respect to this living benefit feature have been revised to “daily.”

We have considered your April 7, 2016 comments and are providing our responses below.

Prospectus

1.     Expenses (Page 48)

a.	Comment – Please clarify the extent to which the fees of the Optional Maximum Anniversary death benefit feature and other features of the product can be modified. If the fees cannot be modified, please confirm.

Response – The separate account expenses, withdrawal charges, contract maintenance fees, transfer fees, optional death benefit feature fees, and optional Early Access fees cannot be modified for existing contract holders.

Kathryn Sabo

April 12, 2016

Statement of Additional Information (“SAI”)

2.     Annuity Unit Values (Page 14)

a.	Comment – Please clarify why the numbers from the annuity factor table in the Illustrative Example under “Variable Annuity Income Payments” are inconsistent among the respective Depositors’ SAIs, and please add disclosure in the respective SAIs describing from where the annuity factors are derived.

Response – Upon actuarial review of the Annuity Unit Values section, we have revised the annuity factors used in the illustrative examples and the corresponding calculations. The annuity factor used in the VALIC SAI is different than the annuity factor used in the AGL and USL SAIs because the VALIC contract was filed recently using the 2012 IAR Mortality table, while the annuity factors in the AGL and USL contracts reflect the Annuity 2000 Mortality table. We have added disclosure in the respective SAIs to disclose the origins of the annuity factors.

3.     Tandy Representations

a.	Depositor and Registrant acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Amendments will automatically become effective on April 12, 2016. We have filed a 485BXT on April 11, 2016 to extend the effective date of the Registration Statements. We will file any revisions and all relevant exhibits and financial statements in a post-effective amendment to the Registration Statement. We will file post-effective amendments to certain other registration statements pursuant to Rule 485(b)(1)(vii). Such other post-effect amendments will contain the same disclosure as the Registration Statements that are currently being reviewed by the Commission.

Kathryn Sabo

April 12, 2016

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee